December 4, 2007

Mail Stop 3561

Mr. Jeffrey B. Swartz
Chairman and Chief Executive Officer
The Timberland Company.
200 Domain Drive
Stratham, New Hampshire   03885

   Re: The Timberland Company
     Form 10-K/A for the Fiscal Year Ended December 31, 2006
     Filed June 27, 2007
     File No. 1-9548

Dear Mr. Swartz:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Michael Moran
        Accounting Branch Chief